
June 10, 2013

Via E-mail
Mr. David Wolfson
Chief Financial Officer
Be Active Holdings, Inc.
220 West 30th Street, 2nd Floor
New York, New York 10001

> **Re:** **Be Active Holdings, Inc.**
> **Amendment No. 2 to Form 8-K**
> **Filed May 21, 2013**
> **File No. 333-174435**

Dear Mr. Wolfson:

We have reviewed your filing, as amended, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Entry into a Material Definitive Agreement, page 4

1. We note your revisions in response to prior comment 1 from our letter to you dated February 26, 2013. Please confirm that none of the purchasers in the January Private Placement had a material relationship with you or your affiliates or amend to provide the disclosure required by Item 1.01(a)(1) of Form 8-K.

Financial Statements and Exhibits, page 33

2. Amend to file a signed version of Exhibit 2.1.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan Horowitz, Accounting Branch Chief, at (202) 551- 3311 if you have questions regarding comments on the financial statements and related matters. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director